U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )

INCAPTA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45331T 101

(CUSIP Number)

John Fleming

InCapta, Inc.

1950 Fifth Avenue, #100

San Diego, California 92101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2015

(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): John Acunto.

2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a)________________________________________________________________________ (b)________________________________________________________________________

3. SEC Use Only:

___________________________________________________________________________

4. Source of Funds (See Instructions):

OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

___________________________________________________________________________

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 35,909,325

8. Shared Voting Power: 0

9. Sole Dispositive Power: 35,909,325

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by the Reporting Persons (combined): 35,909,325

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11): 50.56% (as of December 15, 2015)

14. Type of Reporting Person: IN

ITEM 1.       SECURITY AND ISSUER.

InCapta, Inc.

Common Stock, $0.001 par value

1950 Fifth Avenue, #100

San Diego, California 92101

ITEM 2.       IDENTITY AND BACKGROUND.

(a)	John Acunto.

(b)	1950 Fifth Avenue, #100, San Diego, California 92101

(c)	Occupation: Investor.

(d)	During the last five years, such person has not been convicted in a criminal proceeding.

(e)	During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)	Citizenship: United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 6 below.

ITEM 4.       PURPOSE OF TRANSACTION.

See Item 6 below.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a)	35,909,325 shares are owned by Mr. Acunto under the beneficial ownership rules of the U.S. Securities and Exchange Commission. This amount represents, as of December 15, 2015, 50.56% of the issued and outstanding common stock of the Issuer.

(b)	Mr. Acunto has sole voting and dispositive power with respect to 35,909,325 shares reported.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: None.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 3, 2015, the Issuer completed an Acquisition Agreement under which the Issuer acquired all of the equity interests of Stimulating Software, LLC, a Florida limited liability company, the acquisition of all the common stock of Inner Four, Inc., a Florida corporation, and all of the common and preferred stock of Play Celebrity Games, Inc., a Delaware corporation controlled by Mr. Acunto. This acquisition was accomplished through a payment by the Issuer of common stock and Series A preferred stock. In compliance with this agreement, the Issuer issued an additional 20,011,920 restricted shares of common stock on December 15, 2015.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Acquisition Agreement between the Company, on the one hand, and John Fleming, John Swartz, Team AJ, LLC, and Chasin, LLC, on the other hand, dated September 3, 2015 (incorporated by reference to Exhibit 2.3 of the Form 10 filed on October 7, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

John Acunto

Date: January 13, 2016	/s/ John Acunto

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